Registration No. 333-280267

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. _
X	Post-Effective Amendment No. 1

USQ CORE REAL ESTATE FUND
(Exact Name of Registrant as Specified in Charter)

235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348
(484) 731-3101

Agent for Service

G. Keith Downing
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348

COPIES OF COMMUNICATIONS TO:

G. Keith Downing 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Parker Bridgeport Thompson Hine LLP 41 S. High St. #1700 Columbus, OH 43215

Approximate date of proposed public offering: Not applicable.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This Amendment to the Registration Statement on Form N-14 of USQ Core Real Estate Fund is being filed to add Exhibits (11)(b) and (12) to the Registration Statement. Parts A and B are incorporated herein by reference to the definitive Information Statement/Prospectus and Statement of Additional Information filed pursuant to Rule 424(b)(3) on July 26, 2024 (Accession No. 0000894189-24-004333; File No. 333-280267).

USQ CORE REAL ESTATE FUND

PART C

OTHER INFORMATION

Item 15. Indemnification

The Registrant's Agreement and Declaration of Trust (the "Declaration") provides that any person who is or was a trustee, officer, employee or other agent, including the underwriter, of the Registrant shall be liable to the Registrant only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person's own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as "Disqualifying Conduct") and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the Delaware Statutory Trust Act (the "Delaware Act"), these Agents (as defined in the Declaration) shall not be responsible or liable for any act or omission of any other Agent of the Registrant or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than the Registrant, for any act, omission or obligation of the Registrant or any trustee thereof.

The Registrant shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party, or is threatened to be made a party to any Proceeding (as defined in the Declaration) because the person is or was an Agent of the Registrant. These persons shall be indemnified against any Expenses (as defined in the Declaration), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person's conduct was unlawful. There shall nonetheless be no indemnification for a person's own Disqualifying Conduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Additionally, with respect to indemnification against liability incurred by the Registrant's distributor, reference is made to Section 8 of the form of Distribution Agreement dated September 18, 2017 between the Registrant and Quasar Distributors LLC, the terms of which were incorporated by reference into the Distribution Agreement dated March 31, 2020 between the Registrant and Quasar Distributors LLC.

Item 16. Exhibits

(1)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated August 28, 2017(2)
(2)	By-Laws of the Registrant (1)
(3)	None.
(4)	Agreement and Plan of Reorganization. Exhibit A to the Prospectus contained in Part A of this Registration Statement.
(5)	Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX(2)
Bylaws – Articles II and VIII(1)
(6)	Investment Advisory Agreement between the Registrant and Union Square Capital Partners, LLC (2)
(7)	Distribution Agreement dated September 18, 2017 between the Registrant, the Adviser and Quasar Distributors LLC(2)
(8)	None.
(9)	Custody Agreement between the Registrant and U.S. Bank, N.A.(2)
Custody Agreement between the Registrant and UMB Bank, N.A.(6)
(10)	Multiple Class Plan(2) (Rule 18f-3)
Distribution Plan for Class IS Shares(2) (Rule 12b-1)
(11)(a)	Opinion of Counsel(8)
(11)(b)	Consent of Counsel(9)
(12)	Opinion of Tax Counsel(9)
(13)(a)	Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)
(13)(b)	Fund Administration Servicing Agreement(2)
(13)(c)	Fund Accounting Servicing Agreement(2)
(13)(d)	Credit Agreement with Royal Bank of Canada(6)
(13)(e)	Amended and Restated Expense Limitation Agreement(3)
(14)	Consents of Independent Registered Public Accounting Firm(8)
(15)	None
(16)	Power of Attorney for Trustees(7)
(17)	None
(18)	Not applicable as Registrant pays registration fees pursuant to Rule 24f-2.
(1)	Incorporated herein by reference to the Registrant's Registration Statement on Form N-2, as filed with the SEC on April 6, 2017.
(2)	Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on September 20, 2017.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 26, 2019.
(4)	Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 24, 2020.
(5)	Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 28, 2021.
(6)	Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 28, 2023.
(7)	Incorporated herein by reference to the Registrant's Registration Statement on Form N-14 (333-280267), as filed with the SEC on June 17, 2024.
(8)	Incorporated herein by reference to the Registrant's Registration Statement on Form N-14 (333-280267), as filed with the SEC on July 22, 2024.
(9)	Filed herewith.

Item 17. Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Kennett Square, and the State of Pennsylvania, on the 9th day of September 2024.

      USQ Core Real Estate Fund

By: /s/ Thomas E. Miller
      Thomas E. Miller, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas E. Miller Thomas E. Miller	President, Principal Executive Officer	September 9, 2024
Gregory Fairchild * Gregory Fairchild	Trustee	September 9, 2024
Havilah Mann * Havilah Mann	Trustee	September 9, 2024
Edward P. Mooney Jr * Edward P. Mooney Jr.	Trustee	September 9, 2024
/s/ G. Keith Downing G. Keith Downing	Treasurer, Principal Financial Officer	September 9, 2024
*By:       /s/ G. Keith Downing
G. Keith Downing
Attorney-in-Fact pursuant to Power of Attorney previously filed.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
11(b)	Consent of Counsel
12	Opinion of Tax Counsel